Exhibit 99.1
Description of the Transaction

     On February 12, 2008, the issuer distributed in an offering registered with the U.S. Securities and Exchange Commission, at no charge to record holders of its common stock, non-transferable subscription rights to purchase an aggregate of 2,500,000 shares of the issuer's common stock. On that date, the issuer distributed 0.25 of a subscription right to its stockholders for each share of common stock held by those stockholders at the close of business on January 28, 2008. Each whole subscription right entitled the recipient to purchase one share of the issuer's common stock at a subscription price of $10.00. Any stockholder who exercised his or her subscription rights in full was entitled to oversubscribe for additional shares, subject to certain limitations, to the extent shares were available. The subscription rights expired at 5:00 p.m., Eastern Time, on March 17, 2008. Pursuant to the rights offering and their subscription rights that they exercised, on March 24, 2008, Contran Corporation and Annette C. Simmons purchased from the issuer 1,763,434 shares and 3,457 shares, respectively, of the issuer's common stock for $10.00 per share.